tw telecom inc. 10475 Park Meadows Drive Littleton, CO 80124 T 303 566 1000 F 303 566 1282

April 22, 2011

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

Re: tw telecom inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-34243

Dear Mr. Spirgel:

I writing to confirm receipt of your letter dated April 18, 2011, addressed to our Executive Vice President and Chief Financial Officer, Mark A. Peters, in which you provided us the comments of the staff of the Securities and Exchange Commission on the tw telecom inc. filing referenced above.

Pursuant to a telephone conversation on April 21, 2011 with Dean Suehiro, Senior Staff Accountant, we would like additional time beyond April 29, 2011 to respond to the comments. We expect to deliver our response on or before Friday, May 13, 2011.

If you have any questions, please call me at (303) 566-1000.

Sincerely,

/s/ Jill R. Stuart

Jill R. Stuart

Senior Vice President,

Accounting and Finance and Chief Accounting Officer